Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

April 5, 2023

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090)

Responses to the Staff’s Comments on the Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted January 10, 2023

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM GROUP HOLDING LIMITED (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 27, 2023 on the Company’s amendment No.5 to draft registration statement on Form F-1 confidentially submitted on January 10, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

* * * *

Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted January 10, 2023

VIE Consolidating Schedule (Unaudited), page 25

1.

We note your revised disclosure and response to prior comment 1. Please further revise footnote (3) to the tables on pages 25 and 26 to remove the reference to “primary beneficiaries of VIEs” as this line represents only eliminations between the company and other subsidiaries. Also, please explain what is reflected in the amounts in the VIE column on page 26 in the line item “investments in the Group’s entities.” In this regard, it appears this amount should be zero in the VIE column.

In response to the Staff’s comment, the Company has revised the disclosures of the VIE Consolidating Schedule on pages 22 and 23 and the VIE footnotes on pages F-17 and F-18 of the Revised Draft Registration Statement due to the immaterial error.

Management

Compensation of Directors and Executive Officers, page 199

2.	Please update to include executive compensation disclosure for the fiscal year ended December 31, 2022.

In response to the Staff’s comment, the Company has revised the disclosures on page 172 of the Revised Draft Registration Statement.

General

3.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F, or include the representations noted in Instruction 2 thereto as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has updated the financial statements to the fiscal year ended December 31, 2022 in accordance with Item 8.A.4 of Form 20-F.

4.

In your response to prior comment 4 you declined to provide the requested calculation and analysis under Section 3(a)(1)(C) of the 1940 Act on the grounds that the company intends to rely on Rule 3a-8. We reissue our request for a comprehensive analysis of the company’s status under Section 3(a)(1)(C) (including the detailed statutory calculation), as this is fundamental to the staff’s general assessment of the company’s investment company status and could become critically important if it is found that the company is unable to rely on Rule 3a-8.

In response to the Staff’s comment, the Company has separately provided a response to the comment 4 through the Accellion secure site on March 14, 2023 for the Staff’s review.

* * * *

April 5, 2023	2

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

April 5, 2023	3